

Mail Stop 3030

August 24, 2009

VIA U.S. MAIL and FACSIMILE

Mr. David J. Schramm
Chief Executive Officer
Maxwell Technologies, Inc.
9244 Balboa Avenue
San Diego, California 92123

>   RE: **Maxwell Technologies, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2008**
>   **Filed February 20, 2009**
>   **File No. 1-15477**

Dear Mr. Schramm:

We note your response letter dated August 10, 2009 and have the following additional comment.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A filed 4/09/09

Annual Incentive Bonuses, page 25

1. We note your response to prior comment 6. Please expressly confirm that you will disclose in future filings the performance targets that must be earned in order for your named executive officers to earn incentive compensation.

*   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Alan Morris, Examiner at (202) 551-3601 or me at (202) 551-3314 if you have questions regarding this comment letter.

Sincerely,

Daniel Morris
Special Counsel